April 6, 2017 Via EDGAR Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Katherine Hsu	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com Dora Mao E dmao@orrick.com D +1 415 773 5628 F +1 415 773 5759

Re:	Sequoia Residential Funding, Inc. Registration Statement on Form SF-3 Filed May 13, 2016 File No. 333-211339 CIK No. 0001176320

Dear Ms. Hsu:

Set forth below are our responses to your comment letter dated June 8, 2016 to the above-referenced registration statement.

The amended registration statement referred to in our response is the redlined document accompanying this letter showing changes from the May 13, 2016 filing. Page numbers below refer to page numbers of the redlined document.

Form of Prospectus

Prospectus Cover Page

1.	We note that in footnote 2 to your Calculation of Registration Fee table on your registration statement cover that you intend to offset registration fee payments using fees previously paid in connection with unsold securities from registration statements filed in January and June 2013. We also note, however, that in footnote 1 to your Calculation of Registration Fee table on your prospectus cover, you only refer to the prior registration statement filed in June 2013. Please revise to refer to both registration statements from which you intend to apply unused fees as an offset or, alternatively, use bracketed disclosure to indicate that you will identify the registration statement from which you are using previously-paid fees at a later time.

Response: As we discussed, the registrant has deleted the text referring to carried over filing fees in the footnote to the “pay as you go” table on the cover page of the prospectus because, by definition the “pay as you go” table would be included only after the fees carried over from all prior registration statements and made available under the current registration statement have been reduced to zero.

Ms. Katherine Hsu
United States Securities and Exchange Commission

April 6, 2017

The Sponsor, The Seller and The Servicing Administrator, page 94

2.	We note that you have deleted your bracketed disclosure on page 95 indicating that you will update information relating to repurchase requests so that the information is not more than 135 days old. Please confirm that, for each offering of certificates from this registration statement, your prospectus disclosure will be updated to include information about repurchase requests that is not more than 135 days old. Refer to Item 1104(e)(3) of Regulation AB.

Response: The registrant confirms that each prospectus will include repurchase request information that is not more than 135 days old and has restored the drafting note on page 111 of the prospectus.

Duties of the Asset Representations Reviewer, page 130

3.	We note your revisions in response to prior comment 4 to provide that, following an Asset Review Election, investors will have 150 days from the “record date” to vote to commence a Pool Level Review. We also note that “record date,” with respect to any vote of any certificateholders, is defined in your PSA as the record date for such vote established by the securities administrator. Please provide us with supplemental analysis demonstrating that 150 days from the record date is sufficient time for investors to use the shelf investor communication mechanism in connection with the asset review vote.

Response: On page 149 of the prospectus, we have clarified that the “record date” will be the date designated by the securities administrator that is not more than ten business days from the date that the securities administrator receives the required written direction for a vote with respect to a Pool Level Review. We note that this 150 day period follows a prior 90 day period after the filing of a Report on Form 10-D describing the occurrence of a pool level review trigger, as described on page 149. Given that reports on Form 10-D are publicly filed on a monthly basis, we believe the 90-day period following any applicable filing, combined with the 150-day period for voting, should provide adequate time for investors to use the shelf investor communication mechanism provided for in the pooling and servicing agreement in connection with the asset review vote.

Ms. Katherine Hsu
United States Securities and Exchange Commission

April 6, 2017

4.	We note your response to our prior comment 5. Please add that securities held by the sponsor or servicer themselves will also not be counted in the calculation.

Response: The disclosure on pages 149 and 150 has been revised to specify that securities held by the sponsor or servicer themselves will also not be counted in the calculation.

5.	We note your revisions throughout your prospectus to provide that “any certificateholder” may refer a dispute over an unresolved repurchase request to mediation or arbitration. We also note, however, that it appears that your prospectus and transaction documents only contemplate permitting the use of dispute resolution by an investor following the occurrence of an asset representations review. For example, we note your disclosure on page 111 under the section titled “The Agreements – Assignment of the Mortgage Loans” and on page 115 under the section titled “The Agreements – Representations and Warranties” that if a repurchase request dispute has not been resolved within 180 days of the date of the repurchase request, either the trustee or any certificateholder may direct the dispute to arbitration or mediation, and directing investors to refer to the description of the dispute resolution process under the section titled “Duties of the Asset Representations Reviewer.” As we noted in comment 16 of out July 15, 2015 comment letter, dispute resolution must be available to certificateholders regardless of whether there has been an asset representations review. See Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sept. 2, 2014) (“Regulation AB 2 Adopting Release”) and Item 1111(e) of Regulation AB. Please revise your form of prospectus and transaction documents as necessary to clarify that an investor may refer a repurchase request dispute to mediation or arbitration regardless of whether an asset representations review has occurred.

Response: On page 132, we have added a heading titled “Enforcement of Representations and Warranties and Dispute Resolution” and added a new paragraph within this section on page 133 regarding dispute resolution rights of certificateholders regardless of whether an asset representations review has occurred. We have also added a sentence on page 151 noting specifically that the rights described under the caption “Enforcement of Representations and Warranties and Dispute Resolution” are independent of the rights described under the caption “Duties of the Asset Representations Reviewer—Representations and Warranties Breach Review and Enforcement.”

Ms. Katherine Hsu
United States Securities and Exchange Commission

April 6, 2017

6.	We also note your disclosure on page 132 that, if the trustee does not elect to refer a matter to dispute resolution, any certificateholder may do so by notice to the trustee. This provision appears to place a restriction on the certificateholders’ rights to utilize the shelf eligibility provision by allowing them to refer a matter to dispute resolution only once the trustee has elected not to do so. We note for example, that this provision would seem to preclude certificateholders from utilizing the provision where the certificateholders may determine that the trustee is not acting in the best interest of the investors, which would be inconsistent with the shelf eligibility requirement to permit a requesting party to refer a matter to resolution if a repurchase request has not been resolved within 180 days after receipt of notice of the request. See, for example, Section V.B.3(a)(3)(c) of the Regulation AB 2 Adopting Release that “investors should be able to utilize the dispute resolution provision not only in connection with those requests in which the sponsor has failed to respond in a timely manner but also for those requests in which investors believe that the resolution offered by the sponsor does not make them whole.” This also appears to be inconsistent with your disclosure on page 111 under the section titled “The Agreements – Assignment of the Mortgage Loans” that “...either the trustee or any certificateholder may direct the dispute to arbitration or mediation.” Please revise.

Response: The disclosure on page 150 had been drafted based on the assumption that if the trustee elected to refer a dispute to arbitration or mediation following an asset review, there would be no need for a certificateholder to do so. On page 151 we have clarified that certificateholders have a separate, independent right to refer a dispute to arbitration or mediation, as described under “The Agreements – Enforcement of Representations and Warranties and Dispute Resolution.”

7.	To the extent you will require proof of ownership for beneficial owners utilizing the dispute resolution provisions, please clarify what those requirements will be (for example, whether they will be the same as the ownership requirements for objecting certificateholders).

Response: The disclosure on page 133 regarding rights of certificateholders utilizing the dispute resolutions provisions has been revised to match the requirements for ownership verification applicable to an objecting certificateholder.

Ms. Katherine Hsu
United States Securities and Exchange Commission

April 6, 2017

8.	We note your disclosure that a trustee is required to provide the administrator with a description of a dispute for inclusion on Form 10-D and that if the trustee does not elect to refer the matter to mediation or third-party arbitration, the certificateholder may do so within 90 days of the filing of the Form 10-D. Please revise to clarify when the trustee does not elect to refer the matter to mediation or arbitration, how the trustee will communicate its decision not to refer the matter to mediation or arbitration to certificateholders (e.g., in the Form 10-D filing or otherwise).

Response: On page 150 we have clarified that the Report on Form 10-D will include disclosure regarding the trustee’s decision as to whether a dispute will be referred to mediation or arbitration. We have also added this to the list of items to be included in the monthly certificateholder reports on page 146.

9.	We also note your disclosure in the last paragraph on page 132 that, if no certificateholder commences arbitration or mediation within 210 days after delivery of the repurchase request, then the rights of the certificateholders will terminate and no certificateholder will have any further right to refer the matter to arbitration or mediation. It is not clear that your time limitation provides certificateholders with the time necessary to evaluate the repurchase request dispute and communicate with other certificateholders about the dispute if, for example, the requesting noteholder is notified directly of the failure to reach resolution on day 180, taking into consideration the timing of the Form 10-D filing if certificateholders wish to utilize the shelf investor communication mechanism. Please revise or advise.

Response: We have deleted this requirement on page 151.

Ms. Katherine Hsu
United States Securities and Exchange Commission

April 6, 2017

Exhibits

Exhibit 4.1

10.	We note your response to comment 1 and reissue in part. While we note the revisions throughout your form of prospectus to clarify that certificate owners are not required to act through DTC or its participants to exercise their rights under the investor communication and asset representations review provisions and that the term “certificateholder,” when used in connection with dispute resolution provisions, means the beneficial owners of the certificates, we are unable to locate conforming revisions in the underlying transaction agreements. As examples only, we note that the definition of “certificateholder” in the Pooling and Servicing Agreement (PSA) filed as exhibit 4.1 does not reflect these revisions and that, in Section 3.06, a person deemed an owner is the person in whose name any certificate is registered in the books of the certificate register as the owner for the purpose of receiving distributions “and for all other purposes whatsoever.” Additionally, we note that conforming changes were not made to Section 3.09(a)(iv) to indicate that certificate owners are not required to exercise their rights with respect to the shelf-eligibility provisions through the clearing agency or its participants. Please revise all relevant transaction documents as necessary to make the required conforming changes to reflect the revisions made in your form of prospectus.

Response: Conforming changes have been made throughout the form of Pooling and Servicing Agreement filed as Exhibit 4.1; most of the revisions are in Sections 2.05 and 2.06. A small number of additional changes have been made to Section 2 of the form of Mortgage Loan Purchase and Sale Agreement.

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Please contact the undersigned at (415) 773-5628 if you would like to discuss any of these responses.

Sincerely,

/s/ Dora Mao

Dora Mao

cc:	Kayla Florio Roberts, SEC

Matthew Tomiak, Redwood Trust

John Rickenbacker, Redwood Trust
Katharine Crost, Orrick, Herrington & Sutcliffe LLP